Dated November 21, 2019

Filed Pursuant to Rule 433

Registration No. 333-223411

Supplementing the Preliminary Prospectus Supplement dated

November 21, 2019 (to Prospectus dated March 30, 2018)

Triumph Bancorp, Inc.

$39,500,000

4.875% Fixed-to-Floating Rate Subordinated Notes due November 27, 2029

PRICING TERM SHEET

Issuer:	Triumph Bancorp, Inc. (Nasdaq: TBK)

Security:	4.875% fixed-to-floating rate subordinated notes due November 27, 2029 (the “Notes”)

Security Rating:*	BBB- by Kroll Bond Rating Agency

Principal Amount:	$39,500,000

Pricing Date:	November 21, 2019

Settlement Date:	November 27, 2019 (T+4)

Stated Maturity Date:	November 27, 2029

Interest Payment Dates:

Interest on the Notes will be payable semi-annually in arrears on May 27 and November 27 of each year to, and including, November 27, 2024 or the date of earlier redemption. If any interest payment date on or before November 27, 2024 is not a business day, the interest payment will be paid on the next succeeding business day, but the payments made on such dates will be treated as being made on the date that the payment was first due and the holders of the Notes will not be entitled to any further interest or other payments.

Thereafter, interest on the Notes will be payable quarterly in arrears on February 27, May 27, August 27, and November 27 of each year and on the Stated Maturity Date or the date of earlier redemption. If any interest payment date after November 27, 2024 that would otherwise be an interest payment date is not a business day, then such interest payment date will be postponed to the next succeeding business day unless such day falls in the next succeeding calendar month, in which case such interest payment date will be accelerated to the immediately preceding business day, and, in each such case, the amounts payable on such business day will include interest accrued to, but excluding, such business day.

The first interest payment will be made on May 27, 2020.

Record Date:	The 15th day of the month immediately preceding the month of the applicable interest payment date.

Interest Rate:	The Notes will bear interest (i) from, and including, the issue date to, but excluding, November 27, 2024 at a fixed annual interest rate equal to 4.875%, and (ii) from, and including, November 27, 2024, to, but excluding, the maturity date or the date of earlier redemption, a floating per annum rate equal to the then-current Benchmark (as defined in “Description of the Notes” in the preliminary prospectus supplement), which will initially be three-month LIBOR determined on the determination date of the applicable floating interest period (as defined in “Description of the Notes” in the preliminary prospectus supplement), plus 333 basis points; provided, however, in the event that the Benchmark is less than zero, the Benchmark shall be deemed to be zero. For more information, see “Description of the Notes—Interest” and “Description of the Notes—Effect of Benchmark Transition Event” in the preliminary prospectus supplement. If the Benchmark Agent (as defined in “Description of the Notes” in the preliminary prospectus supplement and which may be the Company or a designee appointed by the Company) determines that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in “Description of the Notes” in the preliminary prospectus supplement) have occurred with respect to LIBOR (or the then-current Benchmark), then the provisions set forth below under “—Effect of Benchmark Transition Event” will thereafter apply to all determinations of the rate of interest payable on the Notes during the applicable floating interest period. In accordance with the provisions set forth under “Description of the Notes—Effect of Benchmark Transition Event” in the preliminary prospectus supplement, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate payable on the Notes will transition to an alternative Benchmark as provided therein.

Day Count Convention:	30/360 to, but excluding, November 27, 2024, and, thereafter, a 360-day year and the actual number of days elapsed.

Redemption:

Subject to obtaining prior regulatory approval, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of November 27, 2024, but not prior thereto, and on any Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made in accordance with DTC’s applicable procedures.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes prior to the maturity date, in whole but not in part, upon the occurrence of events described in the preliminary prospectus supplement under the heading “Description of the Notes—Redemption” at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer, as described in the preliminary prospectus supplement and the accompanying prospectus.

Price to Public:	100% of Principal Amount

Use of Proceeds:	General corporate purposes, which may include repurchasing its securities (including its common stock), extending credit to, or funding investments in, its subsidiaries and repaying, reducing or refinancing indebtedness.

Denominations:	$1,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	89679EAB8 / US89679EAB83

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.